UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Dick’s Sporting Goods, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

253393102

(CUSIP Number)

February 14, 2005

(Date of Event Which Require Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☐ Rule 13d-1(b) (Qualified Investor)

☐ Rule 13d-1(c) (Passive Investor)

☒ Rule 13d-1(d) (Exempt Investor)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (as amended, “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 pages

SCHEDULE 13G/A

CUSIP No. 253393102

1.	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Edward W. Stack

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION: Pennsylvania

NUMBER	5.	SOLE VOTING POWER	12,356,190	[1,2,3]
OF SHARES
BENEFICIALLY	6.	SHARED VOTING POWER	0
OWNED
BY EACH	7.	SOLE DISPOSITIVE POWER	11,756,190	[2,3]
REPORTING
PERSON	8.	SHARED DISPOSITIVE POWER	0
WITH

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Edward W. Stack - 11,967,690[1,2,3]

1 Represents 11,362,690 shares of Class B common stock beneficially owned by Mr. Stack, 600,000 shares of Class B common stock, for which Mr. Stack maintains sole voting, but not dispositive power (see footnote 2), 5,000 shares of common stock held by Mr. Stack’s minor children, for which Mr. Stack disclaims beneficial ownership, and 388,500 shares of common stock subject to options that are currently exercisable, or that will become exercisable, within 60 days of the filing of this report. On January 15, 2004, Mr. Stack entered into a three-year variable prepaid forward contract. At maturity on or just after January 16, 2007, Mr. Stack will deliver a maximum of 300,000 shares of common stock (the “Pre-Paid Shares”) of the Company to the counter party in the transaction, based upon the closing sale price of the common stock on January 16, 2007. At Mr. Stack’s option, he may deliver cash in an amount equivalent to the value of the required number of Pre-Paid Shares at maturity. As part of this transaction, Mr. Stack is required to pledge with the counter party shares of common stock and/or Class B common stock equal to the number of Pre-Paid Shares.

Each share of Class B common stock is convertible into a share of common stock at any time at the option of the holder. The Class B common stock is also automatically convertible into common stock under certain circumstances. Holders of Class B common stock are entitled to 10 votes for each share of Class B common stock held of record on all matters submitted to a vote of stockholders, including election of directors. For a full description of the rights of the Class B common stock see “Description of Capital Stock” in Dick’s Sporting Goods, Inc.’s Registration Statement, as amended, on Form S-1 (File No. 333-96587).

2 Edward W. Stack maintains sole voting power, but not dispositive power, with respect to 600,000 shares of Class B common stock held by Richard T. Stack.

3 The share amounts give effect to the two-for-one stock split distribution on April 5, 2004 in the form of a stock dividend, in the amount of one share of common stock for every outstanding share of common stock and one share of Class B common stock for every share of Class B common stock held, to the stockholders of Dick’s Sporting Goods, Inc. of record on March 19, 2004.

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES

Page 2 of 6 pages

Not Applicable.

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

26.3%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTION) IN

Page 3 of 6 pages

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Schedule 13G/A
Under the Securities Exchange Act of 1934

Item 1(a). Name of issuer:

          Dick’s Sporting Goods, Inc.

Item 1(b). Address of issuer’s principal executive offices:

          300 Industry Drive, RIDC Park West
          Pittsburgh, PA 15275

Item 2(a). Name of person filing:

          Edward W. Stack

Item 2(b). Address of principal business office:

          c/o Dick’s Sporting Goods, Inc.
          300 Industry Drive, RIDC Park West
          Pittsburgh, PA 15275

Item 2(c). Citizenship:

          United States Citizen

Item 2(d). Title of class of securities: Common Stock, par value $.01 per share. Mr. Stack also is the beneficial owner of Class B common stock, see footnotes 1 and 2.

Item 2(e). CUSIP No.: 253393102

Item 3.	If this statement is being filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a: Not applicable.

(a)	[ ]	Broker or dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act of 1940, as amended (the “Investment Company Act”).

(e)	[ ]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E) of the Exchange Act.

(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F) of the Exchange Act.

(g)	[ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G) of the Exchange Act.

(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act, as amended.

(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

Page 4 of 6 pages

(j)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J) of the Exchange Act.

If this statement is filed pursuant to Rule 13d-1(b), check this box. [ ]

Item 4. Ownership

Item 4(a). Amount beneficially owned:

          Edward W. Stack                     12,356,1901, 3

Item 4(b). Percent of class: 26.3%

Item 4(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote:	12,356,190	[1,2,3]

(ii) shared power to vote or to direct the vote:	0

(iii) sole power to dispose or to direct the disposition of:	11,756,190	[2,3]

(iv) shared power to dispose or to direct the disposition of:	0

1 Represents 11,362,690 shares of Class B common stock beneficially owned by Mr. Stack, 600,000 shares of Class B common stock, for which Mr. Stack maintains sole voting, but not dispositive power (see footnote 2), 5,000 shares of common stock held by Mr. Stack’s minor children, for which Mr. Stack disclaims beneficial ownership, and 388,500 shares of common stock subject to options that are currently exercisable, or that will become exercisable, within 60 days of the filing of this report. On January 15, 2004, Mr. Stack entered into a three-year variable prepaid forward contract. At maturity on or just after January 16, 2007, Mr. Stack will deliver a maximum of 300,000 shares of common stock (the “Pre-Paid Shares”) of the Company to the counter party in the transaction, based upon the closing sale price of the common stock on January 16, 2007. At Mr. Stack’s option, he may deliver cash in an amount equivalent to the value of the required number of Pre-Paid Shares at maturity. As part of this transaction, Mr. Stack is required to pledge with the counter party shares of common stock and/or Class B common stock equal to the number of Pre-Paid Shares.

Each share of Class B common stock is convertible into a share of common stock at any time at the option of the holder. The Class B common stock is also automatically convertible into common stock under certain circumstances. Holders of Class B common stock are entitled to 10 votes for each share of Class B common stock held of record on all matters submitted to a vote of stockholders, including election of directors. For a full description of the rights of the Class B common stock see “Description of Capital Stock” in Dick’s Sporting Goods, Inc.’s Registration Statement, as amended, on Form S-1 (File No. 333-96587).

2 Edward W. Stack maintains sole voting power, but not dispositive power, with respect to 600,000 shares of Class B common stock held by Richard T. Stack.

3 The share amounts give effect to the two-for-one stock split distribution on April 5, 2004 in the form of a stock dividend, in the amount of one share of common stock for every outstanding share of common stock and one share of Class B common stock for every share of Class B common stock held, to the stockholders of Dick’s Sporting Goods, Inc. of record on March 19, 2004.

Item 5.	Ownership of 5 percent or less of a class:

Not Applicable.

Item 6.	Ownership of more than 5 percent on behalf of another person:

Not Applicable.

Page 5 of 6 pages

Item 7.	Identification and classification of subsidiary which acquired the security being reported on by the parent holding company or control person:

Not Applicable.

Item 8.	Identification and classification of members of the group:

Not Applicable.

Item 9.	Notice of dissolution of the group:

Not Applicable.

Item 10.	Certifications:

Not Applicable

Page 6 of 6 pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2005	By:	/s/ Edward W. Stack
Edward W. Stack